UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 000-26829

(Check one)

☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: April 1, 2007

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Full name of registrant: Tully’s Coffee Corporation

Address of principal executive office (Street & Number): 3100 Airport Way South

City, State and Zip Code: Seattle, WA 98134

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In order to provide for sufficient time to complete the year-end audit by the company’s independent registered public accounting firm, Tully’s is unable to file timely its annual report on Form 10-K for the fiscal year ended April 1, 2007 (“Fiscal 2007”), on or prior to the due date of July 2, 2007. Tully’s anticipates filing its Form 10-K for Fiscal 2007 within fifteen days of the due date as required by Rule 12b-25.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

KRISTOPHER S. GALVIN	(206) 233-2070
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Form 10-K filing for the fiscal year ended April 2, 2006 ("Fiscal 2006"), the results for Fiscal 2006 included a gain of $17.4 million from the sale of our Japanese trademarks and associated intellectual property (the "Japan Rights") to our Japanese licensee. As a result of the Japan Rights sale in Fiscal 2006, $4,405,000 of income was recognized on an accelerated basis. These amounts, and other revenues associated with this terminated license were not present in Fiscal 2007. Accordingly, Tully’s expects to report a net loss of $9,754,000 for Fiscal 2007 as compared to net income of $15,423,000 in the previous fiscal year. Tully’s expects to report net sales of $61,882,000 for Fiscal 2007 as compared to net sales of $58,245,000 in the previous fiscal year.

TULLY’S COFFEE CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 3, 2007	By:	/s/ Kristopher S. Galvin
Kristopher S. Galvin
Executive Vice-President and Chief Financial Officer